SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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NEWS RELEASE

PTC INTERNATIONAL FINANCE II S.A.

RECEIVES TENDERS OF 72.97%

OF ITS 10 7/8% SENIOR SUBORDINATED GUARANTEED NOTES DUE 2008

Warsaw - 14 October, 2004 - PTC International Finance II S.A. (the "Company") announced today that holders representing 72.97% in aggregate principal amount of its outstanding 10 7/8% Senior Subordinated Guaranteed Notes due 2008 (the "Notes") validly tendered their Notes and delivered their consents to the proposed amendments to the Notes and the indenture governing the Notes (the “Consents”) prior to 5:00 p.m., New York time, on 13 October, 2004 (the "Consent Payment Deadline") in accordance with the Company's previously announced offer to purchase all outstanding Notes and solicitation of Consents (the "Offer") set forth in the Company's Offer to Purchase for Cash and Solicitation of Consents to Proposed Amendments dated 28 September, 2004 (the "Offer Document").

Notes validly tendered prior to the Consent Payment Deadline will be eligible to receive the consent payment as well as the purchase price offered pursuant to the Offer.  Notes validly tendered prior to the Consent Payment Deadline may not be withdrawn unless the Company terminates the Offer.

The Company has waived the requirement set forth in the Offer Document that only those persons in whose name a Note was registered as of the close of business in New York on 27 September, 2004 ("record date Holders"), or holders of a duly executed proxy from a record date Holder, may validly tender Notes or deliver Consents.  Accordingly, the submission to a clearing system of a valid electronic acceptance instruction by any Holder, in accordance with the procedures set forth in the Offer Document, will be deemed to constitute the tender of Notes and delivery of related Consents.

The Offer is currently scheduled to expire at 12:01 a.m., New York time, on 28 October, 2004.  The Offer is conditional on certain events, as described in the Offer Document.

The dealer manager for the Offer is Dresdner Bank AG London Branch and the tender agents for the Offer are JPMorgan Chase Bank and J.P. Morgan Luxembourg S.A.. Requests for documentation should be directed to either tender agent, by contacting Rachel Owens or Aimee Bedford on +44 (0) 20 7777 9467 or +44 (0) 20 7777 2507 or James M. Foley on +1 212 623 5248. Questions regarding the terms of the Offer may be directed to the dealer manager by contacting Carlyle Peake (tel. +44 (0) 20 7475 3688) or Maria Blazquez (tel. +44 (0) 20 7475 3867) at Dresdner Bank AG London Branch, Riverbank House, P.O. Box 18075, 2 Swan Lane, London EC4R 3UX, United Kingdom.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The tender offer and consent solicitation are being made only by reference to the Offer Document.

The contents of this press release are the sole responsibility of PTC International Finance II S.A. Dresdner Bank AG London Branch is acting for the Company and no-one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of the dealer manager or for providing advice in relation to the Offer.  This press release does not constitute a recommendation regarding the Notes.  The value of an investment may go down as well as up.  Holders of Notes should seek advice from an independent financial adviser as to the suitability for the individual concerned.

For more information about the company, please see the www.era.pl. pages on the Internet.

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For further information please contact:

Karol Depczyński
Director of Financial Strategic Planning
( (+48) 22 413 3112
Fax: (+48) 22 413 6235
kdepczynski@era.pl

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